Exhibit 99.1

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388      Facsimile: +61 8 8132 0766      www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office
Australian Securities Exchange

OPERATIONS UPDATE

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to provide an operations update.

On 7 May 2018 in the US the Company began drilling a three well pad, including the H Harlan Bethune 25H, 26H and 27H, on its newly acquired leases in Live Oak County. The Company has contracted Patterson Rig #229, a 1500 horsepower walking rig, which is expected to finish drilling in late June of 2018. Initial production from this pad will begin late in the third quarter after it is fracture stimulated.

The Company has a second rig currently operating in McMullen County on its legacy assets drilling the Allen MCM 1HA and 2HA. Drilling on this pad should be completed in early June 2018. When this pad is completed the Company will have successfully drilled its first 5 wells in McMullen County during 2018.

Frac operations will begin on the Company’s McMullen County assets in late May of 2018, completing the Paloma EFS 7H, the Peeler EFS 8HC and 9HC, and then the Allen EFS 1H and 2H. All of these wells should begin production between late June and the end of July 2018.

For more information, please contact:

United States                                                                                                                                                                                                                                     Australia

Eric McCrady, Managing Director                                                                                                                       Mike Hannell, Chairman

Tel: +1 (303) 543 5703                                                                                                                                                                                 Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.